UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑                      FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☑           NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

(Registrant)

Date May 31, 2006	By	“Douglas R. Halward” (Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)
The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Releases dated May 31, 2006

EXHIBIT B:	Unaudited financial statements for the six months ended March 31, 2006 and Management Discussion and Analysis

EXHIBIT A
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Reports 2006 2nd Quarter Results
Abbotsford, British Columbia – May 31, 2006
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the six months ended March 31, 2006. A complete copy of the Company’s report for the six months is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

	Quarters Ended		Six Months Ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Revenue	$8,691,667	$6,653,408	$16,446,271	$13,826,989

Income from continuing operations before income taxes	$1,307,569	$123,617	$2,021,380	$1,155,740

Income (loss) from continuing operations after income taxes	$745,394	$(13,538)	$1,064,346	$507,064

Income from discountinued operations	$—	$14,198	$—	$29,225

Net income for the period	$745,394	$660	$1,064,346	$536,289

Earnings per share-basic	$0.07	$—	$0.10	$0.05

Earnings per share-diluted	$0.07	$—	$0.10	$0.05

Weighted average common shares outstanding	10,364,699	10,250,801	10,364,699	10,305,303
Consolidated Envirowaste Industries Inc. reported second quarter net income of $745,394 or $0.05 per share ($0.05 per share diluted) on revenues of $8,691,667 for the quarter ended March 31, 2006 compared to a net loss from continuing operations of $13,538 or $0.00 per share ($0.00 per share fully-diluted) on $6,653,408 in revenues for the 2nd quarter of fiscal 2005. Revenue growth of 30% and improved operating margins over the comparable quarter of 2005 produced the Company’s strongest second quarter results in several years.
The Company recorded net income of $1,064,346 or $0.10 per share ($0.10 per share diluted) for the six months ended March 31, 2006. This compares to income from continuing operations of $507,064 or $0.05 per share ($0.05 per share fully diluted) and overall net income of $536,289 or $0.05 per share ($0.05 per share fully diluted) for the same six month period ended March 31, 2005.
While the Canadian operations reflect seasonal demand, the CRR (Florida) unit dominated the overall performance of the Company for the six months ended March 31, 2006 with revenue from storm activity continuing well into the second quarter and very strong private sector demand. The strong second quarter increased revenues by 19% to $16,446,271 for the six months ended March 31, 2006 compared to revenue of 13,826,989 for the six months ended March 31, 2005. The Florida unit is capitalizing on its significant efforts to gain private sector market share and is benefiting from the success of its existing private sector customer base. Fuel costs continued to increase disproportionately to other operating costs, but the Company was able to adjust its pricing to improve overall margins by 13% over the comparable quarter and 3.7% for the comparative six month period over last fiscal year.
Revenues and net earnings were impacted by the continuing weakness in the US dollar reducing revenue gains by $800,000 and net earnings by approximately $0.01 per share.
The Company generated approximately $1,884,000 in cash flows before changes in working capital for the six months ended March 31, 2006. This compared to $1,360,000 generated from operations before changes in working capital for the first six months of the 2005 fiscal year reflecting higher net earnings and an offsetting $160,000 increase in unrealized foreign exchange losses (cumulative currency translation differences) in the comparable six month periods.
Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada and Florida. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S., bulk landscaping products in both of these regions, and packaged soil products to major Western Canadian retailers.
Forward Looking Statements This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, and changes in foreign currency exchange rates.
Consolidated Envirowaste Industries Inc.
“James E. Darby”
James E. Darby
Chairman and Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Corrects Error in News Release dated May 31, 2006 Reporting 2006 2nd Quarter Results
Abbotsford, British Columbia – May 31, 2006
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the six months ended March 31, 2006. The news release announcing the second-quarter results contained a typographical error in the first paragraph following the table on page 1. The reported second quarter net income of $745,394 on revenues of $8,691,667 was correct; however, the net income per share figures immediately following of $0.05 per share ($0.05 per share diluted) should have read $0.07 per share ($0.07 per share diluted).
Consolidated Envirowaste Industries Inc.
“James E. Darby”
James E. Darby
Chairman and Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2006 and 2005
Index
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Notice:
These financial statements have not been reviewed by the Company’s independent auditor.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets		(Expressed in Canadian Dollars)
March 31, 2006 and 2005			(audited)

	March 31	March 31	September 30,
	2006	2005	2005
ASSETS (note 9)
Current
Cash and cash equivalents	$2,196,063	$3,182,520	$1,760,804
Accounts receivable (note 6)	5,758,526	3,677,244	3,557,706
Inventories (notes 2 and 6)	1,189,418	995,174	931,962
Refundable income taxes	—	—	124,942
Future income tax asset	75,852	210,342	75,462
Prepaid expenses and deposits	278,793	343,043	430,187

	9,498,652	8,408,323	6,881,063
Property, plant and equipment (notes 3 and 6)	9,275,837	8,661,541	10,078,661
Assets under capital leases (note 4)	4,864,714	2,218,435	3,309,961
Future income tax asset	6,896	—	6,860
Other assets (note 5)	28,430	31,604	30,017

	$23,674,529	$19,319,903	$20,306,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Demand loans (note 6)	$690,000	$590,000	$380,000
Accounts payable and accrued liabilities (note 11)	3,512,797	2,883,765	2,503,649
Income taxes payable	542,010	159,654	—
Deferred revenue	611,831	108,741	501,229
Principal portion of long-term debt due within one year (note 7)	778,418	935,641	1,636,368
Principal portion of capital lease obligations due within one year (note 8)	1,168,599	582,094	817,614
Principal portion of loans due within one year (note 9)	70,180	—	198,389

	7,373,835	5,259,895	6,037,249
Long-term debt (note 7)	1,076,627	1,657,295	1,335,043
Obligations under capital leases (note 8)	3,521,134	1,362,084	2,160,836
Loans payable (note 9)	2,236,260	2,564,388	2,049,436
Future income taxes payable	569,999	669,632	567,073

	14,777,855	11,513,294	12,149,637

Commitments (note 13)
Contingent liabilities (note 14)

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,488,238	15,488,238	15,488,238
Contributed surplus	16,836	7,013	14,990
Unrealized foreign exchange gain (loss)	(312,857)	63,329	13,586
Deficit	(6,295,543)	(7,751,971)	(7,359,889)

	8,896,674	7,806,609	8,156,925

	$23,674,529	$19,319,903	$20,306,562

See accompanying notes
On behalf of the Board:

“signed”	“signed”
James E. Darby	Douglas R. Halward
Director	Director

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit	(Expressed in Canadian Dollars)
For the six months ended March 31, 2006 and 2005

	3 months	3 months	6 months	6 months
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Revenue
Bulk	$419,660	$417,260	$753,256	$689,006

Packaged products	621,411	545,394	763,361	641,357

Tipping and processing fees	7,650,596	5,690,754	14,929,654	12,496,626

	8,691,667	6,653,408	16,446,271	13,826,989

Cost of sales	5,629,613	5,188,704	11,099,419	9,844,786

Gross margin	3,062,054	1,464,704	5,346,852	3,982,203

Selling and administrative expenses	1,637,256	1,314,290	3,278,613	2,805,839
Interest expense on long-term debt	161,782	130,699	314,580	261,556

Operating income	1,263,016	19,715	1,753,659	914,808

Other income
Interest and sundry	34,460	3,505	66,280	9,772
Gain on disposal of property, plant and equipment	10,093	100,397	201,441	231,160

Income before income tax provision	1,307,569	123,617	2,021,380	1,155,740

Income tax provision	562,175	137,155	957,034	648,676

Income (loss) for the period from continuing operations	745,394	(13,538)	1,064,346	507,064

Discontinued operations
Income before income taxes	—	23,536	—	48,442
Income tax provision	—	9,338	—	19,217

Income from discontinued operations	—	14,198	—	29,225

Net income for the period	$745,394	$660	1,064,346	536,289

Deficit, beginning of year			(7,359,889)	(8,288,260)

Deficit, end of period			$(6,295,543)	$(7,751,971)

Earnings per share for the period
Basic	$0.07	$—	$0.10	$0.05
Diluted	$0.07	$—	$0.10	$0.05

Weighted average number of common shares outstanding
Basic	10,364,699	10,250,801	10,364,699	10,305,303
Diluted	10,535,824	10,331,629	10,535,824	10,386,131

See accompanying notes
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows	(Expressed in Canadian Dollars)
For the six months ended March 31, 2006 and 2005

	3 months	3 months	6 months	6 months
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Cash flows from (used in) operating activities
Net income for the period	$745,394	$660	$1,064,346	$536,289
Items not involving cash:
Amortization	770,657	618,734	1,342,988	1,258,589
Gain on disposal of property plant and equipment	(10,093)	(128,018)	(201,441)	(254,075)
Stock-based compensation	923	1,169	1,846	2,338
Unrealized foreign exchange loss	(122,060)	(107,149)	(326,443)	(163,297)
Future income taxes	2,709	3,795	2,500	(19,393)

	1,387,530	389,191	1,883,796	1,360,451
Change in non-cash working capital:
Accounts receivable	(2,874,475)	(424,350)	(2,200,820)	350,349
Inventories	(183,612)	(177,896)	(257,456)	(235,932)
Refundable Income taxes	568,687	(31,151)	666,952	230,517
Prepaid expenses and deposits	290,064	693,668	151,394	(59,836)
Accounts payable and accrued liabilities	885,330	(252,367)	1,009,148	547,314
Deferred revenue	(366,572)	(311,136)	110,602	(671,680)
Current portion of long-term debt	(800,179)	16,542	(857,950)	(617,406)
Current portion of capital lease obligations	325,476	7,598	350,985	(117,298)
Current portion of loans payable	(128,209)	(93,939)	(128,209)	(173,939)

	(895,960)	(183,840)	728,442	612,540

Cash flows from (used in) financing activities
Increase (decrease) in demand loans	100,000	(115,000)	310,000	160,000
Decrease in long-term debt, net	(83,667)	(221,708)	(258,416)	(628,156)
Increase (decrease) in obligations under capital leases, net	227,864	(139,528)	1,360,298	(599,650)
Increase in loans payable	186,824	239,654	186,824	239,654
Issuance of share capital	—	31,725	—	31,725

	431,021	(204,857)	1,598,706	(796,427)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(151,744)	(29,127)	(197,628)	(29,127)
Acquisition of assets under capital leases	(872,650)	—	(2,613,311)	—
Proceeds from the sale of property, plant and equipment	10,093	125,733	415,125	126,387
Proceeds from the sale of assets under capital leases	—	2,642	503,925	425,806

	(1,014,301)	99,248	(1,891,889)	523,066

Increase in cash and cash equivalents	(1,479,240)	(289,449)	435,259	339,179

Cash and cash equivalents, beginning of period	3,675,303	3,471,969	1,760,804	2,843,341

Cash and cash equivalents, end of period	$2,196,063	$3,182,520	$2,196,063	$3,182,520

Supplementary Information:
Interest paid in cash	$110,720	$86,150	$212,432	$190,419
Income taxes paid in cash	$—	$396,083	$290,563	$426,089

See accompanying notes
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
1.	Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

The accompanying interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual statements. These interim financial statements follow the same accounting policies and methods of application used in the Company’s audited annual consolidated financial statements as at and for the year ended September 30, 2005.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the presentation adopted in the current year.

2.	Inventories

	March 31,	March 31,	September 30,
	2006	2005	2005(audited)
Raw materials and supplies	$794,141	$700,764	$716,208
Work-in-process	93,423	34,839	84,005
Finished goods	301,854	259,571	131,749

	$1,189,418	$995,174	$931,962

3.	Property, Plant and Equipment

	March 31,			March 31,	September 30,
	2006			2005	2005(audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Property	$4,215,030	$—	$4,215,030	$2,378,050	$4,270,608
Plant	2,725,449	1,076,416	1,649,033	1,896,203	1,826,616
Property improvements	1,576,444	784,795	791,649	895,177	849,118
Equipment	6,081,025	3,877,318	2,203,707	2,931,138	2,627,579
Office equipment	237,321	129,009	108,312	149,825	129,017
Computer equipment	143,685	120,364	23,321	27,211	31,387
Packaging plates and artwork	347,012	324,061	22,951	27,215	29,596
Automotive equipment	904,506	642,672	261,834	356,722	314,740

	$16,230,472	$6,954,635	$9,275,837	$8,661,541	$10,078,661

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
4.	Assets Under Capital Leases

	March 31,			March 31,	September 30,
	2006			2005	2005(audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$6,548,250	$2,320,425	$4,227,825	$2,218,435	$2,593,080
Automotive equipment	771,625	134,736	636,889	—	716,881

	$7,319,875	$2,455,161	$4,864,714	$2,218,435	$3,309,961

5.	Other Assets

	March 31,	March 31,	September 30,
	2006	2005	2005(audited)
Goodwill, net of accumulated amortization of $51,318	$21,995	$21,995	$21,995
(March 31, 2005 - $51,318; September 30, 2005 - $51,318)

Trademarks, net of accumulated amortization of $25,264	5,696	8,792	7,244
(March 31, 2005 - $22,168; September 30, 2005 - $23,716)

Technology license, net of accumulated amortization of $818	739	817	778
(March 31, 2005 - $740; September 30, 2005 - $779)

	$28,430	$31,604	$30,017

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

At March 31, 2006, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada consisting or a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand operating loan of $250,000 bearing interest at RBP plus 2% per annum. The credit facilities are collateralized by a first charge on all property, plant and equipment, assignment of inventories, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (See Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at March 31, 2006 and 2005. At March 31, 2006, borrowings outstanding on the credit facilities were $690,000 (March 31, 2005 — $590,000)
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
7.	Long Term Debt

	March 31,	March 31,	September 30,
	2006	2005	2005(audited)
Notes bearing interest at rates ranging from 0% to 8.02% per annum and are repayable in up to 60 monthly installments of principal and interest through 2011, collateralized by the related equipment.	$1,624,327	$2,013,225	$1,877,964
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $29,496 (US $25,237) including interest.	230,718	579,711	395,797
Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on March 31, 2006. The note was repaid prior to maturity on January 10, 2006.	—	—	697,650

	1,855,045	2,592,936	2,971,411
Less: Principal due within one year	(778,418)	(935,641)	(1,636,368)

Long-term portion	$1,076,627	$1,657,295	$1,335,043

The mortgage and promissory notes are collateralized by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of March 31, 2006 and 2005.

Principal obligations due within the next five years are as follows:

2007	$778,418
2008	474,780
2009	399,642
2010	182,864
2011	19,341

$1,855,045

$765,822 (US $655,249) of the current portion , and $ 1,052,359 (US $900,414) of the long-term portion of the long-term debt are repayable in US Funds.

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on automotive and mobile equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.3% to 7.79% per annum. Future minimum lease payments are as follows:

2007	$1,463,683
2008	1,216,630
2009	1,100,634
2010	999,849
2011	687,121
Minimum lease payments	5,467,917
Less: amounts representing interest	778,184

Present value of obligations under capital leases	4,689,733
Less: principal due within one year	1,168,599

$3,521,134

$1,136,787 (US $972,652) of the principal due within one year, and $3,447,363 (US $2,949,616) of the long-term portion of capital leases are repayable in US Funds.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
9.	Loans Payable

(a)	By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,306,440 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the collateral listed below, the Company provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments-Note 13). At March 31, 2006, $70,180 (March 31, 2005 — $nil) of the $198,389 (March 31, 2005 — $173,939) loan principal to be repaid on or before February 28, 2006 remains outstanding as the director has waived the Company’s requirement to pay the balance by the stipulated date.

(b)	On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002, and the remaining $150,000 balance in full on June 8, 2005.

The loans are collateralized by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (Note 6). While the terms of repayment for the remaining loans are on a demand basis, the lenders will not call for repayment of the debt on or before March 31, 2007.

The loans are summarized as follows:

	March 31,	March 31,	September 30,
	2006	2005	2005(audited)
Demand loan (a)	$2,306,440	$2,414,388	$2,247,825
Demand loan (b)	—	150,000	—

	2,306,440	2,564,388	2,247,825
Less: current portion due within one year	(70,180)	—	(198,389)
Long-term portion	$2,236,260	$2,564,388	$2,049,436

10.	Share Capital
(a)	Authorized: 100,000,000 common shares without par value.

(b)	Issued and fully paid:

	March 31, 2006		March 31, 2005		September 30, 2005(audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,364,699	$16,142,015	10,247,199	$16,110,290	10,247,199	$16,110,290
Issued during the period:
Exercise of options for cash	—	—	117,500	31,725	117,500	31,725

	10,364,699	16,142,015	10,364,699	16,142,015	10,364,699	16,142,015
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,364,699	$15,488,238	10,364,699	$15,488,238	10,364,699	$15,488,238

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
10.	Share Capital (cont’d)
(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees *	50,000	$0.60	November 29, 2006
Employees	124,000	$0.60	March 14, 2007
Employees **	60,000	$0.44	July 7, 2009

	636,500

*	This option was extended one year following the employee’s cessation of employment with the Company on November 29, 2005.

**	This option vested as to 20,000 shares each on December 31, 2004 and 2005, and will vest as to 20,000 shares on December 31, 2006 provided that the employee is employed by the Company on the vesting date.
A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2005	636,000	$0.58
Granted	—
Cancelled	—
Exercised	—

Outstanding at March 31, 2006	636,000	$0.58

Options outstanding and exercisable at March 31, 2006 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.44-$0.60	636,500	616,500	1.20	$0.58	$0.59

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including the 769,500 options currently outstanding.
The Company did not grant any stock options during the six months ended March 31, 2006. During the 2004 fiscal year, the Company granted 60,000 stock options, having a vesting period over the ensuing three years. The Company recognized $1,846 (March 31, 2005: $2,186) as compensation expense during the six months ended March 31, 2006.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
11.	Related Party Transactions

Included in accounts payable and accrued liabilities at March 31, 2006 were amounts aggregating $488,943 (March 31, 2005 — $351,422; September 30, 2005 — $708,153) payable to directors of the Company for accrued management remuneration, expense reimbursements, directors’ fees and accrued loan interest. In addition to loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	March 31,	March 31,	September 30,
	2006	2005	2005(audited)
Management remuneration	$176,567	$165,950	$614,409
Interest and loan fees	106,590	94,217	$193,129
Directors’ fees	4,000	2,000	$6,000

	$287,157	$262,167	$813,538

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice and are amounts which have been agreed upon by the transacting parties.

12.	Geographically Segmented Information

For the six months ended March 31, 2006	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$366,533	$386,723	$—	$753,256
Packaged products	763,361	—		763,361
Tipping and processing fees	45,408	14,884,246		14,929,654
Inter-segment	274,407	—	(274,407)	—

	1,449,709	15,270,969	(274,407)	16,446,271

Expenses
Inter-segment	—	274,407	(274,407)	—
Amortization	95,772	1,247,216		1,342,988
Interest	129,583	189,439		319,022
Other	1,654,369	11,108,512		12,762,881

	1,879,724	12,819,574	(274,407)	14,424,891

Income (loss) before income taxes	(430,015)	2,451,395	—	2,021,380
Income taxes	—	957,034	—	957,034

Income (loss) from continuing operations	(430,015)	1,494,361	—	1,064,346
Income from discontinued operations, net of tax	—	—	—	—

Net income (loss) for the period	$(430,015)	$1,494,361	$—	$1,064,346

For the six months ended March 31, 2006	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,589,120	$12,551,431	$14,140,551
Other	1,808,144	7,725,834	9,533,978

	$3,397,264	$20,277,265	$23,674,529

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$82,834	$2,728,105	$2,810,939

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
12.	Geographically Segmented Information (cont’d)

For the six months ended March 31, 2005	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$204,194	$484,812	$—	$689,006
Packaged products	641,357	—		641,357
Tipping and processing fees	42,722	12,453,904		12,496,626
Inter-segment	294,960	55,943	(350,903)	—

	1,183,233	12,994,659	(350,903)	13,826,989

Expenses
Inter-segment	54,438	296,465	(350,903)	—
Amortization	97,793	1,160,796		1,258,589
Interest	104,795	161,754		266,549
Other	1,405,643	9,740,468		11,146,111

	1,662,669	11,359,483	(350,903)	12,671,249

Income (loss) before income taxes	(479,436)	1,635,176	—	1,155,740
Income taxes	—	648,676	—	648,676

Income (loss) from continuing operations	(479,436)	986,500	—	507,064
Loss from discontinued operations, net of tax	—	29,225	—	29,225

Net income (loss) for the period	$(479,436)	$1,015,725	$—	$536,289

For the six months ended March 31, 2005	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,578,197	$9,301,779	$10,879,976
Other	1,576,786	6,863,141	8,439,927

	$3,154,983	$16,164,920	$19,319,903

Property, Plant & Equipment and assets acquired
under capital lease — Current Expenditures	$—	$29,127	$29,127

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
12.	Geographically Segmented Information (continued)

For the year ended September 30, 2005 (audited)	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$788,563	$1,058,177	$—	$1,846,740
Packaged products	1,887,257	—	—	1,887,257
Tipping and processing fees	132,178	25,184,852	—	25,317,030
Inter-segment	718,364	74,095	(792,459)	—

	3,526,362	26,317,124	(792,459)	29,051,027

Expenses
Inter-segment	55,654	736,805	(792,459)	—
Amortization	197,360	1,963,869	—	2,161,229
Interest	235,643	320,883	—	556,526
Other	3,755,879	20,630,402	—	24,386,281

	4,244,536	23,651,959	(792,459)	27,104,036

Income (loss) before income taxes	(718,174)	2,665,165	—	1,946,991
Income taxes	—	1,042,619	—	1,042,619

Income (loss) from continuing operations	(718,174)	1,622,546	—	904,372
Income from discontinued operations, net of tax	—	23,999	—	23,999

Net income (loss) for the year	$(718,174)	$1,646,545	$—	$928,371

For the year ended September 30, 2005 (audited)	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,600,473	$11,788,149	$13,388,622
Other	919,852	5,998,088	6,917,940

	$2,520,325	$17,786,237	$20,306,562

Property, plant & equipment and assets acquired under capital lease — current expenditures	$120,256	$3,708,708	$3,828,964

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $11,688 (US$ 10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

The Company has entered into operating leases for certain machinery and equipment. Rental expense under these leases was approximately Cdn $1,032,887 (including US $824,069) for the six months ended March 31, 2006. Minimum future rental payments under these leases are as follows:

2007	$2,003,503
2008	1,599,630
2009	470,325
2010	2,717
2011	—

$4,076,175

Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
March 31, 2006 and 2005
14.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

16.	Subsequent Event

The Company’s subsidiary, The Answer Garden Products Ltd. has committed to purchase equipment, net of trade, for $185,000 which the Company expects to finance through commercial leasing sources.
Prepared by Management

Consolidated Envirowaste Industries Inc.
AMENDED MANAGEMENT DISCUSSION AND ANALYSIS
Dated as of May 31, 2006
Second Quarter 2006, For the Six Months Ended March 31, 2006
Background
Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)”) based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).
This Management Discussion and Analysis (“MD&A”) provides a review of Consolidated Envirowaste Industries Inc.’s financial performance for the six months ended March 31, 2006 relative to the second quarter of 2005 and the year ended September 30, 2005, the Company’s financial condition and future prospects. The MD&A should be read in conjunction with the Company’s annual audited Consolidated Financial Statements for the years ended September 30, 2005 and 2004 filed on SEDAR at www.sedar.com. These financial statements together with this MD&A are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim unaudited financial statements and, unless otherwise noted, all financial references are in Canadian dollars.
Information on the Company’s outstanding shares and changes thereto during the six months ended March 31, 2006 and 2005 are detailed in Note 10 of the Consolidated Financial Statements. There have been no changes in share structure as set out therein. Segment information for the Company’s two business units-Canadian and US Operations-are contained in Note 12 of the financial statements. We have changed the presentation of direct selling expenses in the financial statements, the majority of which are discounts and allowances and transportation costs. Discounts and allowances are now shown as reductions of gross sales, transportation costs are included in cost of sales, and the remaining items are included in selling and administrative expenses. All comparative amounts have been restated accordingly. In accordance with Multilateral Instrument

52-109, the Chief Executive Officer and acting Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2006 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries is made known to them.
Forward Looking Statements
This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates and other factors referenced herein (see “Critical Accounting Estimates” contained in our annual MD&A for the year ended September 30, 2005).
Quarterly Results
Consolidated Envirowaste Industries Inc. reported second quarter net income of $745,394 or $0.07 per share ($0.07 per share diluted) on revenues of $8,691,667 for the quarter ended March 31, 2006 compared to a net loss from continuing operations of $13,538 or $0.00 per share ($0.00 per share fully-diluted) on $6,653,408 in revenues for the 2nd quarter of fiscal 2005. Revenue growth of 30% and improved operating margins over the comparable quarter of 2005 produced the Company’s strongest second quarter results in several years.
The Company recorded net income of $1,064,346 or $0.10 per share ($0.10 per share diluted) for the six months ended March 31, 2006. This compares to income from continuing operations of $507,064 or $0.05 per share ($0.05 per share fully diluted) and overall net income of $536,289 or $0.05 per share ($0.05 per share fully diluted) for the same six month period ended March 31, 2005.
The CRR (Florida) unit dominated the overall performance of the Company for the six months ended March 31, 2006 with revenue from storm activity continuing well into the second quarter and very strong private sector demand. The strong second quarter increased revenues by 19% to $16,446,271 for the six months ended March 31, 2006 compared to revenue of $13,826,989 for the six months ended March 31, 2005. The Florida unit is capitalizing on its significant efforts to gain private sector market share and is benefiting from the success of its existing private sector customer base. While fuel costs continued to increase disproportionately to other operating costs, the Company was able to adjust its pricing to improve overall margins by 13% for the comparable quarter and 3.7% for the comparative six month period over last fiscal year.
The CRR (Florida) unit which is the core of the Company’s US operations experienced a 39% increase in sales in terms of US dollars for the second quarter of 2006 compared to the second quarter of 2005, which when translated into Canadian dollars, reflected only an 18% increase in revenue, losing approximately $800,000 of the increase in the currency translation of the US dollar vs. the Canadian dollar for the first six months of 2006 compared to 2005. The currency translation difference also had a negative impact ($83,000 or approximately $0.01 per share) on the US operations contribution to overall Company net earnings for the six months. Storm related processing continued well into the second quarter this fiscal year while municipal and local private processing revenues were approximately 23% lower than the second quarter of 2005 due to extremely dry conditions affecting the billable tonnage compared to last year. Reduced material transportation costs showing the favourable impact of our decision to operate our own transport equipment assisted in the improvement in operating margins
The Company’s Canadian operations reflect seasonal patterns with increases in sales and capacity utilization and a slight reduction in losses for the quarter and six month periods ended March 31, 2006 compared to the first two quarters of 2005. This reflects adjustments to pricing to meet rising costs, and the sales of product to a customer under the new long-term supply agreement mentioned in previous MD&A’s.
The Company utilized cash flows from operations of $896,000 after changes in working capital for the three months ended March 31, 2006 compared to utilizing $184,000 in the same period last year—the changes due in large part to significant swings in accounts receivable, accounts payable and accrued liabilities, deferred revenue and current portions of long term debt in the comparable quarters. The Company, primarily through its CRR (Florida) unit invested approximately $976,000 to upgrade equipment to maintain operating efficiency and decreased cash and cash equivalents by $1.5 million for second quarter of fiscal 2006 compared to a $289,000 decrease in the second quarter of last fiscal year.
Summary of Quarterly Results

	2006		2005				2004
	Quarters		Quarters				Quarters
	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Total revenues	$8,691,667	$7,754,604	$6,773,946	$8,447,623	$6,655,879	$7,173,579	$6,826,568	$7,326,234
Income (loss) before discontinued operations	$745,394	$318,952	$17,117	$380,191	($13,538)	$520,602	$361,326	$651,060
Earnings per share-basic	$0.07	$0.03	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06
Earnings per share-diluted	$0.07	$0.03	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06
Net income	$745,394	$318,952	$12,405	$379,677	$660	$535,629	$249,379	$497,725
Earnings per share-basic	$0.07	$0.03	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05
Earnings per share-diluted	$0.07	$0.03	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05
Weighted average number of common shares outstanding-basic	10,364,699	10,364,699	10,364,699	10,364,699	10,250,801	10,247,199	10,247,199	10,247,199

Weighted average number of common shares outstanding-diluted	10,535,824	10,552,645	10,511,331	10,484,116	10,331,629	10,247,199	10,284,074	10,258,535

Historically, quarterly performance has generally reflected the seasonal patterns of our business. Our business tends to generate more revenues in the 2nd and 3rd quarters during the Spring/Summer growing seasons. Our Canadian operations generate over 80% of their revenue during these two quarters. Both the US and Canadian segments experience lower production efficiency during cold or wet weather conditions. The Company has peak demands on working capital during late fall and winter months and maintains a core of operations to meet the high demand periods. Over the previous two years, Company results have reflected increasingly volatile weather patterns—from summer drought on the Canadian West Coast last year, lengthy periods of rain last summer in the Canadian Prairie regions, to an increasing number and severity of storms in the Southeastern United States during the late fall which carries through into the winter months. Storm related revenue in both the 1st and 4th quarters of 2005 have served to smooth out these historical revenue patterns.
Cash Flow, Liquidity and Capital Resources
The Company generated approximately $1,884,000 in cash flows before changes in working capital for the six months ended March 31, 2006. This compared to $1,360,000 generated from operations before changes in working capital for the first six months of the 2005 fiscal year reflecting higher net earnings and an offsetting $160,000 increase in unrealized foreign exchange losses (cumulative currency translation differences) in the comparable six month periods.
After changes in working capital items, the Company generated approximately $728,000 in cash flows for the first two quarters of fiscal 2006, up slightly from the $613,000 generated in the first six months of 2005. Changes in working capital items in the comparable six month periods that had significant influence on this difference included:
-A $436,000 difference between the change in income taxes refundable/payable due to higher comparative pre-tax quarterly earnings;
-A $2.5 million difference in changes to receivables offset by $462,000 difference from changes to accounts payable and accrued liabilities from the later storm processing this year when compared to last year.
-The later storm and increase in private sector workloads caused a buildup of unprocessed product on our municipal sites, reflecting higher deferred revenues than normal at this point in the comparative fiscal years-hence the $782,000 swing in changes in deferred revenue in the comparable six month fiscal periods.
-CRR (Florida) repaid the US $600,000 note associated with the land parcel purchase last year for future strategic business purposes during this quarter which impacted the higher reduction in the current portions of long-term debt.
The Company, through its CRR (Florida) unit invested $872,000 in the second quarter of 2006 in addition to its $1.7 million investment in December, 2005 and generated $909,000 in sale proceeds to upgrade its equipment fleet, the difference financed by capital leases accounting for the increase in both the current and long-term portions of capital lease obligations when compared to the first two quarters of fiscal 2005. Overall, the Company increased cash and cash equivalents in the first six months of fiscal 2006 by $435,000 compared to $339,000 in the same period of 2005.
Working capital at March 31, 2006 was 1.28:1 compared to 1.59:1 at this time last year improved from 1.21 at the end of the first quarter and 1.14:1 at September 30, 2005. The lower ratio at this time of year compared to last year reflects working capital employed in storm debris processing occurring later this year than last. Debt to equity at December 31, 2005 was 1.66:1 compared to 1.47:1 at December 31, 2004 and 1.49:1 at September 30, 2005, again reflecting higher storm related deferred revenue and accounts payable and accrued liability balances at this time of year as well as the addition to capital lease obligations from the equipment purchases.
The Company expects to fund its ongoing operations through cash generated from operations and existing bank facilities and fund significant capital expenditures through commercial lending sources. At March 31, 2006 the Company had fully drawn its regular revolving demand loan (March 31, 2005-fully utilized) and had available $60,000 (March 31, 2005-$160,000) of its peak period revolving demand loan available during the period from December 1st to June 30th each year. The US $600,000 line of credit used to purchase the Florida land parcel in fiscal 2005 was repaid (January 10, 2006) prior to its maturity date of March 31, 2006. The Company was in compliance with lending covenant requirements at March 31, 2006.
Off-Balance Sheet Arrangements
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract. The Company has no other such arrangements, present or contemplated.
Transactions with Related Parties
As detailed in Notes 9 and 11 of the financial statements, the Company had loans outstanding from one of its directors and officers during the quarter as well as contractual employment amounts payable to two of the Company’s officers and directors for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.
Financial and Other Instruments
The majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, obligations under capital leases and loans payable) are denominated in US funds, and are subject to exchange rate fluctuation risk upon financial statement translation. Adverse fluctuations in the Canadian and US exchange rates could affect a debt to worth covenant contained in the Company’s Canadian loan facilities agreement. Management is of the opinion that the Canadian dollar will continue its upward trend against the US dollar, but the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.
Outlook
The Company will continue to operate in an economic environment which includes high fuel prices and resulting inflationary pressure on operating costs, as well as a Canadian dollar that is continuing to gain strength against its US counterpart. The Company will continue the process of negotiating more favourable pricing for its products and services where possible to preserve margins during the balance of this fiscal year.
The Company’s CRR (Florida) unit will work through its backlog of unprocessed material at its municipal sites during the remainder of the 2006 fiscal year and build on its success in the private sector.
The Company’s Canadian operations, through its Red River unit, has begun supplying one of its customers under the new long-term supply agreement which will continue to rebuild sales volume and utilize more capacity in its Canadian operations.
Weather patterns and competitive pressures will also be important factors in operating levels and results in 2006. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.

“James E. Darby”	“Douglas R. Halward”

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President